SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                                 SVI Media, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    691590103
                                 (CUSIP Number)

                         Scott Kaufman or Michel Amsalem
                           c/o Midsummer Capital, LLC
                         295 Madison Avenue, 38th Floor
                               New York, NY 10017
                                  212.624.5030

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 7, 2007
             (Date of Event which Requires Filing of This Statement)


            If the filing person has previously filed a statement on
           Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
            schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
                           check the following box |_|

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
   Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
                          Act (however, see the Notes).

 1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

     Midsummer Investment Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) |_|
     (b) |_|
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3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)

     Not Applicable.
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda
--------------------------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH

                             7  SOLE VOTING POWER

                                6,774,842 (See Items 3, 4 and 5)
                          ------------------------------------------------------
                             8  SHARED VOTING POWER

                                0
                          ------------------------------------------------------
                             9  SOLE DISPOSITIVE POWER

                                158,890 (See Items 4 and 5)
                          ------------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

                                0
                          ------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,774,842 (See Items 3, 4 and 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.69% (See Items 3, 4 and 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

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



This Amendment No. 2 amends the Schedule 13D previously filed with the Securities and Exchange Commission on August 1, 2007 and as amended on October 19, 2007 (the "Schedule 13D") and is filed by Midsummer Investment Ltd., an entity organized under the laws of Bermuda ("Midsummer") with respect to the common stock, $0.001 par value per share (the "Common Stock") of SVI Media, Inc., a Nevada corporation, which has its principal business office at 1520 W. Altorfer Drive, Peoria, Illinois 61615-1529 (the "Company"). This Amendment No. 2 refers only to information which has materially changed since the filing of the Schedule 13D and the item identified below is amended and restated as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 2. Identity and Background.

(a) This statement is filed by Midsummer Investment Ltd., an entity organized under the laws of Bermuda ("Midsummer" or the "Reporting Person").

(b) The business address for the Reporting Person is c/o Midsummer Capital, LLC, 295 Madison Avenue, 38th Floor, New York, NY 10017.

(c) The principal business of the Reporting Person is purchasing, selling, trading and investing in securities.

(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      On July 17, 2007, Midsummer entered into a securities exchange agreement with the Company (the "Exchange Agreement"), whereby Midsummer exchanged (i) senior, non-convertible debt of the Company owed to Midsummer in the amount of $2,096,986 and (ii) shares of Series B Convertible Preferred Stock of the Company with an aggregate stated value of $3,985,179 (the $2,096,986 non-convertible debt and Series B Convertible Preferred Stock, the "Exchanged
Instruments") for 3,093.2811 shares of the Company's Series C Convertible Preferred Stock (the "Preferred Stock") in a private transaction. No cash or any other consideration was paid by Midsummer in connection with the Exchange Agreement. The source of funds for the initial acquisition by Midsummer of the Exchanged Instruments was working capital of Midsummer.

      In addition, on July 17, 2007 Midsummer entered into a securities purchase agreement with the Company (the "Purchase Agreement"), whereby Midsummer purchased (i) a non-convertible secured debenture with a principal amount of $526,315.79 and (ii) 902.521 shares of Preferred Stock for cash consideration of $500,000. The source of funds for this transaction was working capital of Midsummer.

      The stated value of the Preferred Stock issued pursuant to the Exchange Agreement and Purchase Agreement is $1,000 per share. The conversion price of the Preferred Stock is $0.60 (as adjusted for the 1-for-30 reverse stock split approved by the Company on July 26, 2007 and, as originally issued $0.02). Accordingly, the Preferred Stock held by Midsummer is convertible into 6,659,670 (as adjusted for the 1-for-30 reverse stock split approved by the Company on July 26, 2007 and, as originally issued 199,790,088) shares of Common Stock. The Preferred Stock issued to Midsummer contains a limitation prohibiting conversion thereof to the extent that Midsummer (together with its affiliates) would beneficially own in excess of 9.99% of the outstanding Common Stock immediately after giving effect to such conversion, however, the Preferred Stock has voting rights, on an as-converted basis, ignoring such limitations on conversion.

      Prior to July 17, 2007, Midsummer beneficially owned 115,173 (as adjusted for the 1-for-30 reverse stock split approved by the Company on July 26, 2007 and, as originally issued 3,455,185) shares of issued and outstanding Common Stock which is still held by Midsummer.

      As disclosed in the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007 and as filed on November 19, 2007, the Company has 23,393 shares of Preferred Stock issued and outstanding with total voting rights equivalent to 38,414,523 (as adjusted for the 1-for-30 reverse stock split approved by the Company on July 26, 2007 and, as originally issued 1,152,435,716) shares of Common Stock. The aggregate number of voting shares of the Company (including the 1,604,952 shares of Common Stock currently issued and outstanding, and warrants for 71,000 (as adjusted for the 1-for-30 reverse stock split approved by the Company on July 26, 2007 and, as originally issued 2,130,000) shares of Common Stock counted on as if exercised basis) is equivalent to 38,988,333 shares of Common Stock. As such, Midsummer's right to vote the equivalent of 6,774,842 (as adjusted for the 1-for-30 reverse stock split approved by the Company on July 26, 2007 and, as originally issued 203,245,273) shares of Common Stock (including 6,659,670 (as adjusted for the 1-for-30 reverse stock split approved by the Company on July 26, 2007 and, as originally issued 199,790,088) shares of Common Stock plus 115,173 (as adjusted for the 1-for-30 reverse stock split approved by the Company on July 26, 2007 and, as originally issued 3,455,185) shares of Common Stock) represents 16.69% of the voting shares of the Company.

Item 4. Purpose of Transaction.

      Item 4 is hereby amended and restated in its entirety as follows:

      The purpose of this Schedule 13D is to report the transactions described in Item 3 above. Pursuant to the terms of the Exchange Agreement, Midsummer had the right to appoint two members to the board of directors of the Company. On October 4, 2007, Midsummer exercised its right to appoint two members to the board of directors of the Company by appointing Joshua Thomas and Alan Benaim. On December 7, 2007, both Mr. Thomas and Mr. Benaim resigned from the board of directors of the Company.

      Other than with respect to the exercise of its voting rights on matters presented to the Company's shareholders from time to time, the Reporting Person has no definitive present plans or proposals which will relate to or would result in any of the events or actions described in clauses (a) through (j) of
Item 4 of Schedule 13D, except for the sale of its shares of Common Stock in ordinary brokerage transactions.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Midsummer beneficially owns 6,774,842 (as adjusted for the 1-for-30 reverse stock split approved by the Company on July 26, 2007 and, as originally issued 203,245,273) of the voting securities of the Company or approximately 16.69% of the outstanding voting securities of the Company (based on 1,604,952 shares of Common Stock issued and outstanding and warrants for 71,000 (as adjusted for the 1-for-30 reverse stock split approved by the Company on July 26, 2007 and, as originally issued 2,130,000) shares of Common Stock counted on as if exercised basis, as disclosed by the Company pursuant to the Purchase Agreement and Exchange Agreement, and a total of 23,048 shares of Preferred Stock that were issued pursuant to the Purchase Agreement and Exchange Agreement, each of which has voting rights on an as-converted basis). The Preferred Stock issued to Midsummer contains a limitation prohibiting conversion thereof to the extent that Midsummer (together with its affiliates) would beneficially own in excess of 9.99% of the outstanding Common Stock immediately after giving effect to such conversion, however, the Preferred Stock has voting rights, on an as-converted basis, ignoring such limitations on conversion.

Midsummer Capital, LLC is the investment advisor to Midsummer. By virtue of such relationship, Midsummer Capital, LLC may be deemed to have dispositive power over the shares owned by Midsummer. Midsummer Capital, LLC disclaims beneficial ownership of such shares. Mr. Michel Amsalem and Mr. Scott Kaufman have delegated authority from the members of Midsummer Capital, LLC with respect to the shares of Common Stock owned by Midsummer. Messrs. Amsalem and Kaufman may be deemed to share dispositive power over the shares of common stock held by Midsummer. Messrs. Amsalem and Kaufman disclaim beneficial ownership of such shares of Common Stock, and neither person has any legal right to maintain such delegated authority.

(c) Except as described in Item 3 above, the Reporting Person has not effected transactions in the Common Stock during the past 60 days

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      In connection with the transactions contemplated by the Purchase Agreement and Exchange Agreement, Midsummer executed a voting agreement whereby it agreed to vote shares beneficially owned by it in favor of a reverse stock split of the Common Stock of up to 1 for 30. Other than this agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Person and any other person with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

1. Voting Agreement described in Item 6 above.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


February 11, 2008

MIDSUMMER INVESTMENT LTD.

By:  /s/ Michel A. Amsalem
     ---------------------
     Name:  Michel A. Amsalem
     Title: Director





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